Exhibit 99.1
FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company

Gerdau Ameristeel Corporation
1801 Hopkins Street South
Whitby, Ontario
L1N 5T1

Item 2	Date of Material Change

July 10, 2007.

Item 3	News Release

The attached news release disclosing the material change was issued through Canada NewsWire on July 10, 2007.

Item 4	Summary of Material Change

On July 10, 2007, Gerdau Ameristeel Corporation (the “Corporation”) entered into a definitive agreement (the “Agreement and Plan of Merger”) to acquire all of the outstanding shares of Chaparral Steel Company (“Chaparral”) for US$86 per share in cash. The transaction values the equity of Chaparral at US$4.22 billion. The Agreement and Plan of Merger was filed on SEDAR on the date hereof.

The transaction is subject to Chaparral shareholder approval, satisfactory completion of anti-trust and applicable regulatory reviews and other customary closing conditions, and is expected to close before year end.

J.P. Morgan Securities Inc. has provided financing commitments of US$4.6 billion to the Corporation to complete the transaction. Following the closing of the transaction, the Corporation intends to explore the issuance of equity securities, with the goal of achieving a prudent level of capitalization and maintaining a strong balance sheet. The Corporation’s majority shareholder, Gerdau S.A., provided a guaranty with respect to the performance by the Corporation of its obligations under the Agreement and Plan of Merger. Furthermore, Gerdau S.A. has evidenced its intent to support the Corporation and to subscribe to any equity issuance in order to maintain its current level of equity ownership.

Item 5	Full Description of Material Change

On July 10, 2007, the Corporation entered into the Agreement and Plan of Merger to acquire all of the outstanding common shares of Chaparral. The

Agreement and Plan of Merger contemplates the merger of GCV Inc., a Delaware corporation and indirect wholly-owned subsidiary of the Corporation, into Chaparral (the “Merger”). Following the Merger, the holders of shares of common stock of Chaparral (other than common shares owned beneficially by the Corporation or its wholly-owned subsidiaries and common shares held by holders who have not voted in favour of the adoption of the Agreement and Plan of Merger and who have exercised appraisal rights under Delaware General Corporation Law, and common shares held in treasury or by any subsidiary of Chaparral) will receive US$86.00 per share in cash in exchange for their shares of Chaparral.

J.P. Morgan Securities Inc. has provided financing commitments of US$4.6 billion to the Corporation to complete the transaction. Following the closing of the transaction, the Corporation intends to explore the issuance of equity securities, with the goal of achieving a prudent level of capitalization and maintaining a strong balance sheet. The Corporation’s majority shareholder, Gerdau S.A., provided a guaranty with respect to the performance by the Corporation of its obligations under the Agreement and Plan of Merger. Furthermore, Gerdau S.A. has evidenced its intent to support the Corporation and to subscribe to any equity issuance in order to maintain its current level of equity ownership.

The Agreement and Plan of Merger contains customary representations and warranties for a transaction of this type along with covenants of Chaparral and the Corporation in respect to certain matters, including, without limitation, (i) obtaining all necessary consents from governmental entities and third parties, (ii) the Board of Directors of Chaparral recommending to the shareholders of Chaparral that they vote in favour of the adoption of the Agreement and Plan of Merger and the approval of the Merger and (iii) Chaparral carrying on business in the ordinary course.

Chaparral has also agreed to cease negotiations and discussions with potential purchasers other than the Corporation and not to, directly or indirectly, solicit or encourage inquiries, proposals or offers from any other entity regarding a takeover proposal (as defined in the Agreement and Plan of Merger). However, in accordance with the terms and restrictions set forth in the Agreement and Plan of Merger, Chaparral may provide non-public information relating to it and/or its subsidiaries to an entity who submitted an unsolicited takeover proposal if the board of directors of Chaparral determines in good faith, after consultation with its financial advisers, that the takeover proposal, is reasonably likely to constitute or lead to a superior proposal (as defined in the Agreement and Plan of Merger). If required by their fiduciary duties, the board of directors of Chaparral may withdraw or modify its approval or recommendation of the Merger and, if Chaparral receives an unsolicited takeover proposal that is a superior proposal, Chaparral may accept and enter into an agreement in respect of the superior proposal provided that the Corporation has been given an opportunity to submit a further offer in accordance with the Agreement and Plan of Merger and various other requirements set forth in the Agreement and Plan of Merger have been met.

The completion of the Merger is subject to certain conditions precedent, including: (i) approval of the adoption of the Agreement and Plan of Merger and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the votes of the outstanding common shares of Chaparral entitled to vote thereon, (ii) expiration or termination of applicable waiting periods in connection with anti-trust laws and (iii) the absence of any order or law that would prevent the Merger, or result in any judgment of damages which would have a company material adverse effect (as defined in the Agreement and Plan of Merger). The Corporation expects the transaction to close before year end but, in any event, not later than March 31, 2008.

The obligation of the Corporation to complete the Merger is subject to the satisfaction (or waiver by the Corporation) of certain additional conditions, including: (i) the material accuracy of Chaparral’s representations and warranties and (ii) compliance by Chaparral with its covenants in the Agreement or Plan of Merger. The obligation of Chaparral to complete the Merger is subject to the satisfaction (or waiver by Chaparral) of certain additional conditions, including: (i) the material accuracy of the Corporation’s representations and warranties and (ii) compliance by the Corporation with its covenants in the Agreement or Plan of Merger.

The parties may terminate the Agreement and Plan of Merger, subject to certain conditions, including if: (i) the parties mutually consent in writing, (ii) any of the representations and warranties of the other party becomes untrue or inaccurate or the other party has breached any of its covenants, subject in each case to certain materiality qualifications and a cure period, (iii) the requisite approval of the shareholders in respect of the Merger is not obtained, (iv) the Merger has not been completed by March 31, 2008, or (v) any non-appealable order or governmental action prohibits the Merger. The Corporation may also terminate the Agreement and Plan of Merger if the board of directors of Chaparral has withdrawn or modified its recommendation in a manner adverse to the Corporation or has approved a competing proposal, in which case, a fee of US$95 million (“termination fee”) will be payable if a definitive agreement for a takeover proposal is entered into by Chaparral within 12 months after the date of termination and the transaction contemplated by such agreement is ultimately consummated. Chaparral may also terminate the agreement in order to enter into an agreement for a superior proposal provided that it has complied in all material respects with the non-solicitation obligations in the Agreement and Plan of Merger and has paid the termination fee. The termination fee is also payable by Chaparral if the Agreement and Plan of Merger is terminated for failure to obtain shareholder approval, prior to such termination a takeover proposal was publicly announced and a definitive agreement for a takeover proposal is entered into by Chaparral within 12 months after the date of termination and such transaction is ultimately consummated.

The Corporation will be required to pay Chaparral a fee of US$225 million if antitrust clearance is not obtained or the Merger has not been completed (despite the other conditions having been satisfied) by March 31, 2008.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact Robert E. Lewis, Vice President, General Counsel and Corporate Secretary, at (813) 207-2322.

Item 9	Date of Report

July 12, 2007

Gerdau Ameristeel announces agreement to acquire
Chaparral Steel Company for US$4.22 billion in cash
TAMPA, FL. July 10, 2007 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) announced today that it has signed a definitive merger agreement to acquire Chaparral Steel Company, for US$86.00 per share in cash. Chaparral Steel Company’s Board of Directors has unanimously approved the transaction and will recommend to Chaparral Steel Company’s shareholders that they vote in favor of the offer. The offer price values Chaparral Steel Company’s equity at US$4.22 billion.
Chaparral is the second largest producer of structural steel products in North America and also a major producer of steel bar products. It operates two mini-mills, one located in Midlothian, Texas, and the other located in Dinwiddie County, Virginia. The company has approximately 1,400 employees and an annual installed capacity of 2.9 million metric tons.
Mario Longhi, GNA’s President and CEO said, “The acquisition of Chaparral Steel Company is consistent with Gerdau Ameristeel’s strategy to further diversify its product offering into high value added steel products. This strategic combination is an excellent fit for us and it broadens our product portfolio and gives us a full range of structural steel products. As a premium steel asset, Chaparral brings not only high quality products and assets but also a strong organization with excellent technical capabilities.”
Following the closing of the proposed transaction, Gerdau Ameristeel intends to explore the issuance of equity securities, with the goal of achieving a prudent level of capitalization and maintaining a strong balance sheet. The company’s majority shareholder, Gerdau S.A., has committed to support Gerdau Ameristeel and will subscribe to any equity issuance in order to maintain its current level of equity ownership.
Gerdau Ameristeel expects that the combination with Chaparral Steel Company’s operations will generate annual pre-tax operating synergies in excess of $55 million by the end of 2008. Gerdau Ameristeel expects that the transaction will be slightly dilutive to its 2007 and 2008 earnings per share after considering expected synergies and after taking into effect the contemplated equity issuance.
Andre Johannpeter, President and CEO of the Gerdau Group commented, “This transaction reaffirms our strategy to participate in the global steel consolidation. As we have indicated previously, Gerdau Ameristeel provides our platform for growth in North America. We have a history of successfully integrating businesses and capturing synergies through the implementation and execution of the Gerdau Business System.”
The transaction is subject to the approval of Chaparral Steel Company’s shareholders and other customary closing conditions, including regulatory approvals, and is expected to close before year end.
The proposed transaction has been unanimously approved by the Gerdau Ameristeel Board of Directors. J.P. Morgan Securities Inc. is acting as exclusive financial advisor to Gerdau Ameristeel and the Gerdau Group on this transaction and has provided financing commitments of $4.6 billion to Gerdau Ameristeel to complete the transaction. Simpson Thacher and Bartlett LLP and Torys LLP acted as legal advisors for the transaction.
Gerdau Ameristeel will host a conference call to discuss the transaction at 9:00 a.m. EST on July 11, 2007. The live broadcast can be accessed via Gerdau Ameristeel’s web site at www.gerdauameristeel.com.

About Gerdau Ameristeel:
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through its vertically integrated network of 17 mini-mills (including one 50% owned joint venture mini-mill), 17 scrap recycling facilities and 51 downstream operations, Gerdau Ameristeel serves customers throughout North America. The company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufactures for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the New York Exchange, and the Toronto Stock Exchange under the symbol GNA.
Gerdau Ameristeel is 67% owned by Gerdau S.A.
About Gerdau Group
Gerdau Group is the leader in the production of long steel products in the Americas and ranks as the 14th largest steelmaking company worldwide. It has approximately 35,500 employees and is present in thirteen countries: Argentina, Brazil, Canada, Chile, Colombia, Dominican Republic, India, Mexico, Peru, Spain, the United States, Uruguay and Venezuela. Gerdau Group has an annual installed capacity of 22.9 million metric tons of steel and is one of the largest recyclers in the Americas. With more than 100 years of history, it has taken a path of international growth in line with the steelmaking consolidation process. The Gerdau Group companies have stock listed on the Sao Paulo (Bovespa: GGBR4, GGBR3, GOAL4 e GOAL 3) New York (NYSE: GNA, GGB), Toronto (GNA) and Madrid (Latibex: XGGB) stock exchanges.
Forward Looking Statements
This press release contains forward looking statements with respect to Gerdau Ameristeel Corporation, including its business operations, strategy, financial performance, and condition. Although management believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially form those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, risk related to completing the transaction, and general economic and market factors, including demand for steel products, availability and costs of electricity, natural gas and raw materials, government regulations and trade policies affecting steel imports or exports in Canada and the United States, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.
For additional financial and investor
information, visit www.gerdauameristeel.com.
For more information, please contact:
Barbara R. Smith
Treasurer
Gerdau Ameristeel
(813) 319-4324
basmith@gerdauameristeel.com